Exhibit 99.1

Patria Investments Limited

Condensed Consolidated Statement of Financial Position
As of March 31, 2022 and December 31, 2021
(In thousands of United States dollars – US$)

		Unaudited				Unaudited
Assets	Note	3/31/2022	12/31/2021	Liabilities and equity	Note	3/31/2022	12/31/2021

Cash and cash equivalents	6	12,914	15,264	Client funds payable	7	82,036	78,163
Short-term investments	12(a)	135,976	151,866	Consideration payable on acquisition	20(b)	17,142	16,437
Client funds on deposit	7	82,036	78,163	Personnel and related taxes payable	15	17,899	37,764
Accounts receivable	8	93,988	97,119	Taxes payable	16	3,616	3,889
Project advances	9	3,284	3,199	Carried interest allocation	29(d)	9,100	11,582
Other current assets	10	5,229	3,559	Other current liabilities	17	36,360	8,391
Recoverable taxes	11	4,759	3,152

Current assets		338,186	352,322	Current liabilities		166,153	156,226

Investments held in trust account	12(a)	236,867	-	Consideration payable on acquisition	20(b)	35,580	27,812
Accounts receivable	8	10,996	10,996	Personnel liabilities	15	882	5,252
Deferred tax assets	18	1,248	3,446	Commitment subject to possible redemption	20(c)	220,425	-
Project advances	9	760	736	Derivative warrant liability	12(d)	4,310	-
Other non-current assets	10	4,265	3,227	Other non-current liabilities	17	7,956	7,746
Long-term investments	12(b)	24,374	18,278	Non-current liabilities		269,153	40,810
Investments in associates	12(c)	9,880	-
Property and equipment	13	15,832	13,408	Total liabilities		435,306	197,036
Intangible assets	14	366,306	358,908
Non-current assets		670,528	408,999	Capital	27(a)	15	15
				Additional paid-in capital	27(b)	485,180	485,180
				Other reserves	27(d)	964	764
				Retained earnings		82,713	87,948
				Cumulative translation adjustment	27(f)	4,536	(9,622)
				Equity attributable to the owners of the Company		573,408	564,285
				Non-controlling interests	27(g)	-	-

				Equity		573,408	564,285

Total assets		1,008,714	761,321	Total liabilities and equity		1,008,714	761,321
The accompanying notes are integral parts of these condensed consolidated interim financial statements.

Patria Investments Limited

Condensed Consolidated Income Statement
For the three-month periods ended March 31, 2022 and 2021
(In thousands of United States dollars - US$, except earnings per share)

		Unaudited three-month periods ended March 31,
	Note	2022	2021

Net revenue from services	21	54,988	30,613

Cost of services rendered	22	(27,624)	(11,985)
Personnel expenses		(16,938)	(10,482)
Deferred consideration		(6,111)	-
Amortization of intangible assets		(4,575)	(1,503)

Gross profit		27,364	18,628

Operating income and expenses		(9,436)	(4,783)
Administrative expenses	23	(7,269)	(2,420)
Other income/(expenses)	24	(2,167)	(2,363)

Operating income before net financial income/(expense)		17,928	13,845

Net financial income/(expenses)	25	4,582	(258)

Income before income tax		22,510	13,587

Income tax	26	(4,194)	(525)

Net income for the period		18,316	13,062
Attributable to:
Owners of the Company		18,316	14,346
Non-controlling interests		-	(1,284)

Basic and diluted earnings per thousand shares	27(e)	0.12444	0.10537

The accompanying notes are integral parts of these condensed consolidated interim financial statements.

Patria Investments Limited

Condensed Consolidated Statement of Comprehensive Income
For the three-month periods ended March 31, 2022 and 2021
(In thousands of United States dollars - US$)

	Unaudited three-month periods ended March 31,
	2022	2021

Net income for the period	18,316	13,062
Items that will be reclassified to the income statement:
Currency translation adjustment	14,158	221
Currency translation adjustment – non-controlling interests	-	(868)

Total comprehensive income	32,474	12,415
Attributable to:
Owners of the Company	32,474	14,567
Non-controlling interests	-	(2,152)

The accompanying notes are integral parts of these condensed consolidated interim financial statements.

Patria Investments Limited
Condensed Consolidated Statement of Changes in Equity
For the three-month periods ended March 31, 2022 and 2021
(In thousands of United States dollars - US$)

	Attributable to owners
	Capital	Additional paid-in capital	Other reserves	Retained earnings	Cumulative translation adjustment	Equity attributable to owners of the Parent	Non-controlling interests	Total Equity

Balance at December 31, 2020	1	1,557	-	62,001	(6,244)	57,315	1,758	59,073

Cumulative translation adjustment	-	-	-	-	221	221	(868)	(647)
Share Split	11	(11)	-	-	-	-	-	-
Capital issuance	2	325,507	-	-	-	325,509	-	325,509
Transaction costs	-	(27,096)	-	-	-	(27,096)	-	(27,096)
Net income for the period	-	-	-	14,346	-	14,346	(1,284)	13,062

Balance at March 31, 2021 (unaudited)	14	299,957	-	76,347	(6,023)	370,295	(394)	369,901

Balance at December 31, 2021	15	485,180	764	87,948	(9,622)	564,285	-	564,285

Cumulative translation adjustment	-	-	-	-	14,158	14,158	-	14,158
Net income for the period	-	-	-	18,316	-	18,316	-	18,316
Dividends declared and paid	-	-	-	(23,551)	-	(23,551)	-	(23,551)
Share based incentive plan	-	-	200	-	-	200	-	200

Balance at March 31, 2022 (unaudited)	15	485,180	964	82,713	4,536	573,408	-	573,408

The accompanying notes are integral parts of these condensed consolidated interim financial statements.

Patria Investments Limited
Condensed Consolidated Statement of Cash Flows
For the three-month periods ended March 31, 2022 and 2021
(In thousands of United States dollars - US$)

		Unaudited three-month periods ended March 31,
	Note	2022	2021
Cash flows from operating activities
Net income for the period		18,316	13,062
Adjustments to net income for the year
Depreciation expense	13/23	780	417
Amortization expense	14/22/23	4,408	1,540
Net financial investment income	25	(437)	(88)
Unrealized (gains)/losses on long-term investments	25	(4,477)	141
Unrealized (gains)/losses on warrant liability	25	185	-
Unrealized fair value (gains)/losses on contingent consideration	24	840	-
Interest expense on lease liabilities	25	335	239
IPO expenses accrual		-	1,693
Transaction costs allocated - SPAC		315
Deferred income taxes expense	26	2,536	519
Current income taxes expense	26	1,658	6
Share based incentive plan	27(d)	200	-
Strategic bonus	27(d)	275
Other non-cash effects		(102)	29

Changes in operating assets and liabilities
Accounts receivable		4,345	500
Projects advances		31	544
Recoverable taxes		(1,432)	(220)
Personnel and related taxes		(24,272)	(3,547)
Carried interest allocation		(2,482)	-
Deferred consideration payable on acquisition		6,111	-
Unearned Revenues		30,371	23,367
Taxes payable and deferred taxes		(3,077)	(393)
Payment of income taxes		(147)	(189)
Other assets and liabilities		(8,013)	(2,620)
Payment of placement agent fees		-	(445)
Net cash provided by operating activities		26,267	34,555

Cash flows from investing activities
(Increase)/decrease in short term investments	12(a)	17,866	(290,435)
Investment of cash into trust account	12(a)	(236,900)
Increase in long-term investments	12(b)	(2,623)	(6,710)
Acquisition of property and equipment	13	(1,325)	(62)
Acquisition of software and computer programs	14	(80)	(166)
Acquisition of investments in associates	12(c)	(7,789)	-
Net cash provided by investing activities		(230,851)	(297,373)

Cash flows from financing activities
IPO proceeds		-	302,722
IPO transaction costs		-	(1,737)
IPO proceeds – SPAC *	20(c)	230,000	-
IPO transaction costs – SPAC	20(c)	(4,665)	-
Dividends paid	27(c)	(23,551)	(23,259)
Lease payments	17	(373)	(196)
Interest paid on lease liabilities	17	(335)	(233)
Net cash used in financing activities		201,076	277,297

Foreign exchange variation on cash and cash equivalents in foreign currencies		1,158	195

Decrease in cash and cash equivalents		(2,350)	14,674
Cash and cash equivalents at the beginning of the period	6	15,264	14,052
Cash and cash equivalents at the end of the period	6	12,914	28,726
Decrease in cash and cash equivalents		(2,350)	14,674

Non-cash operating and investing activity
Transfer of long-term investment with a corresponding decrease in liability	12	-	300
Addition of right of use assets	13	742	890
IPO transaction costs decrease in assets with corresponding decrease in equity		-	624
IPO transaction costs accrual increase in liability with corresponding decrease in equity		-	1,948
*Includes proceeds received for derivative financial instruments included in Units issued by SPAC

The accompanying notes are integral parts of these condensed consolidated interim financial statements.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2022 and December 31, 2021 and for the three-month periods ended March 31, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

1	General information

Patria Investments Limited (the "Company") was established on July 6, 2007 in Bermuda and transferred its registration and domicile by way of registration by continuation to the Cayman Islands on October 12, 2020. The Company also transferred its headquarters from Bermuda to the Cayman Islands on October 12, 2020. Since then, the Company's obligations, whether legal, regulatory, or financial, are in accordance with the applicable laws and regulations of the Cayman Islands.

On January 21, 2021, the Company completed its initial public offering ("IPO") registration. The shares offered and sold in the IPO were registered under the Securities Act of 1933, as amended, according to the Company's Registration Statement on Form F-1 (Registration N° 333-251823). The common shares began trading on the Nasdaq Global Select Market ("NASDAQ-GS") on January 22, 2021, under the symbol "PAX".

The Company is a public holding company controlled by Patria Holdings Limited. (the “Parent”), which held 55.6% of the Company's common shares as of March 31, 2022. The Parent is ultimately controlled by a group of individuals.

The Company and its subsidiaries (collectively, the "Group") are a private markets investment firm focused on investing in Latin America. Since 1994 the Group has expanded from its initial flagship private equity funds to other investment products, such as its flagship infrastructure development funds (its private equity approach applied to infrastructure assets), its co-investments funds (focused on successful companies from its flagship funds), its constructivist equity funds (applying its private equity approach to listed companies), its Private Investments in Public Entities (”PIPE”) funds and credit funds (through business combination with Moneda Asset Management SpA (“MAM I”) and Moneda II SpA (“MAM II”) (collectively “Moneda”)), as well as its real estate funds.

The Group’s operations include investment offices in Montevideo (Uruguay), São Paulo (Brazil), Bogota (Colombia), and Santiago (Chile), as well as client-coverage offices in New York (United States), London (United Kingdom), Dubai (UAE), and Hong Kong (China) to cover the investor base of its underlying investment products, in addition to its corporate business and management office in Grand Cayman (Cayman Islands).

The Group's main executive office is located at 18 Forum Lane, Grand Cayman, Cayman Islands.

On March 14, 2022, an indirect subsidiary of the Company, Patria Latin American Opportunity Acquisition Corp. (the “SPAC” or “PLAO”), announced the closing of its IPO offering. The entity is a special purpose acquisition company incorporated in the Cayman Islands and sponsored by a subsidiary, Patria SPAC LLC (the “Sponsor”) for the purpose of effecting a business combination with one or more businesses with a focus in Latin America. The registration statement on Form S-1 relating to the securities referred to therein and subsequently amended has been filed with the Securities and Exchange Commission (“SEC”) and declared effective on March 9, 2022.

The COVID-19 pandemic developed rapidly in 2020 and 2021, with a significant number of cases and variances of COVID-19. Measures taken by various governments to contain the virus have affected economic activity. The Company has taken several measures to monitor and mitigate the effects of COVID-19, such as safety and health measures for its people (such as social distancing and working from home) and securing the supply of essential materials to maintain its offices.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2022 and December 31, 2021 and for the three-month periods ended March 31, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The impact on business and results has not been significant and based on the experience to date, the Company expects this to remain the case. The Company will continue to follow the various government policies and advices. In parallel, the Company will do the utmost to continue to operate in the best and safest way possible without jeopardizing the health of its people.

As a company that operates globally, the adverse effects of the ongoing conflict between Russia and Ukraine, economic sanctions, import and export controls imposed on the Russian government by multiple countries and organizations, could indirectly affect the Group’s operations, expansion plans, and ultimately the results.

Management has considered the consequences of COVID-19, the ongoing conflict between Russia and Ukraine and other events and conditions. It has determined that they do not create a material uncertainty that casts significant doubt upon the entity's ability to continue as a going concern. As such the use of going concern basis of accounting is considered appropriate.

These unaudited condensed consolidated interim financial statements for the three-month periods ended March 31, 2022 and 2021 include the condensed financial information regarding the Company and its subsidiaries, as described in note 5.

2	Presentation of financial statements

a.	Statement of compliance and basis of preparation

The unaudited condensed consolidated interim financial statements were prepared in accordance with IAS 34 - Interim Financial Reporting issued by the International Accounting Standards Board ("IASB"). These unaudited condensed consolidated interim financial statements should be read together with the annual consolidated financial statements as of and for the years ended December 31, 2021, 2020 and 2019.

The board of directors approved the unaudited condensed consolidated interim financial statements on September 19, 2022.

b.	Functional and presentation currency

The unaudited condensed consolidated interim financial statements are presented in United States dollars (USD). The effects of the translation from the functional currency into the presentation currency are recognized in equity under the caption "Cumulative Translation Adjustment".

See note 4 of the Company's annual consolidated financial statements for the year ended December 31, 2021, for details around the remeasurement of the balances and transactions in foreign currencies to the functional currency of the Company and its subsidiaries and note 5 for the functional currency determined for each entity.

c.	Use of estimates and judgments

The preparation of these unaudited condensed consolidated interim financial statements is in accordance with IAS 34 - Interim Financial Reporting, which requires management to make estimates that affect the amounts reported in the condensed consolidated interim financial statements and accompanying notes. Management believes that estimates utilized to prepare the condensed consolidated interim financial statements are prudent and reasonable. Actual results could differ from those estimates and such differences could be material.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2022 and December 31, 2021 and for the three-month periods ended March 31, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The most significant accounting estimates and corresponding assumptions are the following:

(i)	employee profit-sharing, long-term benefits, and bonus accruals, where management considered the expected results and targets to estimate the accruals;

(ii)	the useful lives of tangible and intangible assets and impairment analysis of such assets;

(iii)	the assessment of the recoverability of deferred tax assets, where management considered cash flow projections, income and expenses growth rates and timing for utilization of the net operating losses and temporary differences, as well as any cap for compensation;

(iv)	the assessment and measurement of risk regarding provisions and contingencies, where management, supported by the opinion of its legal counsel, determined the likelihood of losses and the probable cash outcome expected for each claim;

(v)	revenue recognition, where management determined the multiple elements in the contracts and the criteria and timing for revenue recognition;

(vi)	the fair value of financial instruments, and the share based incentive plan, where management determined the methodology and the inputs to the model, including observable and unobservable inputs.

(vii)	estimates and assumptions to determine the recoverable amount of cash-generating units used in the assessment of impairment of goodwill and determination of fair value of identifiable assets under purchase price allocation.

3	Segment information

The Group operates through a single reportable operating segment, in accordance with IFRS 8, reflecting how the Group’s executive directors collectively act as the chief operating decision maker to allocate resources and assess performance under the Group's global strategy, which includes integrated product lines.

Within its one operating segment, the Company has multiple product lines including private equity, credit, infrastructure, public equities and real estate.

4	Significant accounting policies

These unaudited condensed consolidated interim financial statements were prepared in accordance with policies, accounting practices, and methods for determining estimates consistent to the accounting policies and estimates adopted in the preparation of the annual consolidated financial statements for the years ended December 31, 2021, 2020 and 2019. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. Several amendments apply for the first time in 2022, but do not have an impact on the interim condensed consolidated financial statements of the Group.

The classification, recognition and measurement of investments in associates, financial instruments issued in relation to the SPAC is determined in accordance with requirements of IAS 28 (Investments in associates and joint ventures) and IFRS 9 respectively as disclosed under notes 12(c) for investments in associates and notes 5(o), 12(d) and 20(c) for financial instruments issued by the SPAC.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2022 and December 31, 2021 and for the three-month periods ended March 31, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

5	Group Structure

a.	Consolidation and subsidiaries

The unaudited condensed consolidated interim financial statements include the entities listed below, which are the Company's direct or indirect subsidiaries:

		Headquarters Country	Functional Currency	Equity interest (direct or indirect) (%)
				June 30, 2022	December 31, 2021
Subsidiaries
Patria Finance Ltd.	(a)	KY	USD	100.00%	100.00%
Patria Brazilian Private Equity III, Ltd.	(b)	KY	USD	100.00%	100.00%
PBPE General Partner IV, Ltd.	(b)	KY	USD	100.00%	100.00%
PBPE General Partner V, Ltd.	(b)	KY	USD	100.00%	100.00%
Patria Brazilian Private Equity General Partner VI, Ltd.	(b)	KY	USD	100.00%	100.00%
Patria Brazil Real Estate Fund General Partner II, Ltd.	(b)	KY	USD	100.00%	100.00%
Patria Brazil Real Estate Fund General Partner III Ltd.	(b)	KY	USD	100.00%	100.00%
Patria Brazil Retail Property Fund General Partner, Ltd.	(b)	KY	USD	100.00%	100.00%
Patria Investments UK Ltd.	(c)	UK	GBP	100.00%	100.00%
Patria Investments US LLC	(d)	US	USD	100.00%	100.00%
Patria Investments Colombia S.A.S.	(e)	CO	COP	100.00%	100.00%
Infrastructure II GP, Ltd.	(b)	KY	USD	100.00%	100.00%
Infrastructure III SLP Ltd.	(f)	KY	USD	100.00%	100.00%
Patria Infrastructure General Partner IV Ltd.	(b)	KY	USD	100.00%	100.00%
Pátria Investimentos Ltda.	(g)	BR	BRL	100.00%	100.00%
Patria Investments Latam S.A.	(h)	UY	USD	100.00%	100.00%
Patria Investments Uruguay S.A.	(i)	UY	USD	100.00%	100.00%
Patria Investments Cayman Ltd.	(j)	KY	USD	100.00%	100.00%
Patria Investments Chile SpA	(k)	CH	CLP	100.00%	100.00%
Patria Investments Hong Kong, Ltd.	(l)	HK	HKD	100.00%	100.00%
Patria Farmland General Partner, Ltd.	(b)	KY	USD	100.00%	100.00%
Platam Investments Brazil Ltda.	(m)	BR	BRL	100.00%	100.00%
Patria Constructivist Equity Fund General Partner, Ltd.	(b)	KY	USD	100.00%	100.00%
Patria Constructivist Equity Fund General Partner II, Ltd.	(b)	KY	USD	100.00%	100.00%
PI General Partner V Ltd.	(b)	KY	USD	100.00%	100.00%
PPE General Partner VII, Ltd.	(b)	KY	USD	100.00%	100.00%
PI Renewables General Partner, Ltd.	(b)	KY	USD	100.00%	100.00%
Patria Latam Growth Management Ltd.	(b)	KY	USD	100.00%	100.00%
Patria SPAC LLC	(n)	KY	USD	100.00%	100.00%
Patria Latin American Opportunity Acquisition Corp.	(o)	KY	USD	100.00%	100.00%
Moneda Asset Management SpA	(p)	CH	CLP	100.00%	100.00%
Moneda Corredores de Bolsa Limitada	(q)	CH	CLP	100.00%	100.00%
Moneda S.A. Administradora General De Fondos	(b)	CH	CLP	100.00%	100.00%
Moneda II SpA	(r)	CH	USD	100.00%	100.00%
Moneda International Inc.	(b)	BV	USD	100.00%	100.00%
Moneda USA Inc.	(s)	US	USD	100.00%	100.00%

"USD" United States dollars, "BRL" Brazilian Real, "GBP" Pound Sterling, "CLP" Chilean peso, "COP" Colombian peso, "HKD" Hong Kong dollar

"KY" Cayman Islands, "BR" Brazil, "CO" Colombia, "CH" Chile, "UK" United Kingdom, "US" United States, “BV” British Virgin Islands

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2022 and December 31, 2021 and for the three-month periods ended March 31, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(a)	Patria Finance Ltd.: responsible for managing investment funds and providing financial advisory services to clients around the world. It also provides accounting and finance support to the Group.

(b)	These entities serve as managers of investment funds

(c)	Patria Investments UK Ltd.: engages in the development of investor relations.

(d)	Patria Investments US LLC: engages in the development of investor relations and marketing services and certain back-office services.

(e)	Patria Investments Colombia S.A.S.: engages in advisory services related to asset management of investment funds and investments in private equity and infrastructure areas and investor relations and marketing services.

(f)	Infrastructure III SLP Ltd.: serves as manager of investment funds and provides financial advisory services.

(g)	Pátria Investimentos Ltda. ("PILTDA"): engages in asset management, fund administration, consulting, and planning services related to asset management and the organization and performance of transactions in the commercial and corporate sectors. The Company had entered into a purchase agreement among Blackstone Pat Holdings IV, LLC (“Blackstone”), Patria Holdings Limited, and PILTDA, as part of a corporate reorganization pursuant to which the 19.6% non-controlling interest in PILTDA held by Blackstone and the 29.4% non-controlling interest in PILTDA held by a related party of Patria Holdings Limited (the "Related Party") were reorganized as follows: (i) the direct interest held by Blackstone in PILTDA was contributed to the Company in exchange for three Class A common shares issued to Blackstone; and (ii) the direct interest held by the Related Party was redeemed in its entirety at par value for a promissory note, and Patria Holdings Limited contributed the promissory note to the Company, in consideration for which the Company issued seven Class B common shares. This transaction was completed on June 1, 2021.

(h)	Patria Investments Latam S.A.: serves as a holding company for the Group investing activities.

(i)	Patria Investments Uruguay S.A.: provides advisory services related to asset management of investment funds and investor relations and marketing services.

(j)	Patria Investments Cayman Ltd.: serves as a holding company for the Group investing activities.

(k)	Patria Investments Chile SpA: engages in advisory services related to asset management of investment funds, investments in infrastructure, and investor relations and marketing services.

(l)	Patria Investments Hong Kong, Ltd.: engages in developing investor relations and marketing services.

(m)	Platam Investments Brazil Ltda.: provides advisory services.

(n)	Patria SPAC LLC: serves as a holding company and Sponsor of SPAC Patria Latin American Opportunity Acquisition Corp.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2022 and December 31, 2021 and for the three-month periods ended March 31, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(a)	Patria Latin American Opportunity Acquisition Corp. (the “SPAC” or “PLAO”): a subsidiary of Patria SPAC LLC, is a special purpose acquisition company incorporated in the Cayman Islands and sponsored by Patria SPAC LLC for the purpose of effecting a business combination with one or more businesses with a focus in Latin America. On March 14, 2022, PLAO announced the closing of its IPO.

The IPO included issuance of 23,000,000 units (“the Units”), including the exercise in full by the underwriters to purchase an additional 3,000,000 Units to cover over-allotments, at a price of US$10.00 per unit. Each Unit consists of one Class A ordinary share of PLAO, par value $0.0001 per share (the “SPAC Class A Ordinary Shares), and one-half of one redeemable warrant of the Company (each whole warrant, a “Public Warrant” or “Warrant”), with each Public Warrant entitling the holder thereof to purchase one SPAC Class A Ordinary Share for $11.50 per share, subject to adjustment. The Units were sold at a price of $10.00 per Unit, generating gross proceeds from the issuance of US$ 230,000,000.

Management of the Company assessed whether or not the Group has control over PLAO based on whether the Group has the practical ability to direct the relevant activities of PLAO unilaterally. In making their judgement, management considered any contractual arrangements, the Group’s absolute size of holding in PLAO and the relative size of and dispersion of the shareholdings owned by other shareholders. Based on the contractual arrangements between the Group and other investors, the Group has the power to appoint and remove board of directors of PLAO. The relevant activities of PLAO are determined by the board of directors of PLAO based on simple majority votes. Therefore, management of the Company concluded that the Group has control over PLAO and PLAO is consolidated in these financial statements.

PLAO is considered a subsidiary of the Group holding 100% of the equity of PLAO. PLAO is listed on the NASDAQ-GS. The Group previously held 100 per cent of the interest of PLAO prior to its IPO on March 14, 2022 through PLAO Class B ordinary shares held (the “SPAC Founder shares” or the “SPAC Class B Ordinary Shares”). After the IPO and issuance of PLAO units that includes SPAC Class A Ordinary Shares, the Group’s interest did not change due to SPAC Class A Ordinary Shares classified as a liability in accordance with IFRS based on the terms of the issuance that may result in redemption by holders of SPAC Class A Ordinary Shares.

Holders of the SPAC Class A Ordinary Shares and holders of the SPAC Class B Ordinary Shares will vote together as a single class on all matters submitted to a vote of PLAO’s shareholders, except as required by law or stock exchange rule; provided that only holders of the SPAC Class B Ordinary Shares shall have the right to vote on the appointment and removal of PLAO’s directors prior to the initial business combination or continuing PLAO in a jurisdiction outside the Cayman Islands (including any special resolution required to amend the constitutional documents of PLAO or to adopt new constitutional documents of PLAO, in each case, as a result of PLAO approving a transfer by way of continuation in a jurisdiction outside the Cayman Islands).

Restrictions on the Group’s ability to access or use assets and settle liabilities are included in notes 12(a) and 20(b).

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2022 and December 31, 2021 and for the three-month periods ended March 31, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

As of March 31, 2022, the Group has not selected any business combination target for PLAO. The expectation is to consummate the business combination as soon as the Group identifies a target company.

(p)	Moneda Asset Management SpA (“MAM I”): serves as a holding company of Moneda S.A. Administradora General de Fondos and Moneda Corredores de Bolsa Limitada.

(q)	Moneda Corredores de Bolsa Limitada (“MCB”): a stockbroker that manages private client mandates.

(r)	Moneda II SpA (“MAM II”): serves as a holding company of Moneda International Inc. and Moneda USA Inc.

(s)	Moneda USA Inc.: serves as an investment adviser.

6	Cash and cash equivalents

	March 31, 2022	December 31, 2021
Bank accounts	12,912	13,382
Mutual fund shares	1	1,881
Cash	1	1

Cash and cash equivalents	12,914	15,264

7	Client funds on deposit and client funds payable

	March 31, 2022	December 31, 2021
Client funds on deposit	78,713	67,687
Other receivables from clients (a)	3,323	10,476
Client funds on deposit and other receivables	82,036	78,163

	March 31, 2022	December 31, 2021
Client funds payable (a)	82,036	78,163
Client funds payable	82,036	78,163

(a)	Other receivables from clients and client funds payable are unsettled trades from brokerage activities for client transactions on an exchange that are entered into and recorded on the date of the transaction. The value of the client trades is payable or receivable until settlement of the transactions occur.

8	Accounts receivable

	March 31, 2022	December 31, 2021
Current (a)	93,988	97,119
Non-current (b)	10,996	10,996

Accounts receivable	104,984	108,115

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2022 and December 31, 2021 and for the three-month periods ended March 31, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Amounts receivable from customers relate to management, performance fees, reimbursement of expenses from investment funds, and financial advisory services. The Group has not recorded write-offs or allowances for uncollectible accounts receivable for the periods presented.

(a)	An amount of US$ 26.5 million (December 31, 2021: US$33.5 million) is reflected under current balances, related to performance fees receivable determined in accordance with the funds offering documents, based on the expected value for which it is highly probable that a significant reversal will not subsequently occur.

(b)	Non-current balances are related to management fees receivable of US$11 million (December 31, 2021: US$11 million) from PBPE Fund IV (Ontario), L.P. (“PBPE Fund IV”) in a single installment on December 31, 2023. No interest is charged and the impact of the adjustment to amortized cost using the effective interest rate method at the date of initial recognition is not material.

9	Project advances

	March 31, 2022	December 31, 2021
Current	3,284	3,199
Non-current	760	736

Project advances	4,044	3,935

Project advances represent recoverable advances relating to the development process of new investment funds or to the capture of non-capitalized investment funds. In both cases, the amounts are subject to reimbursement as provided for in the respective agreements between the Group and investors.

The balance recorded as non-current assets corresponds to projects related to investment funds still in the structuring stage.

10	Other assets

	March 31, 2022	December 31, 2021
Advances to suppliers	303	160
Advances to employees	508	427
Prepaid expenses (a)	4,360	2,794
Other current assets	58	178

Other current assets	5,229	3,559

Prepaid expenses (a)	423	184
Deposit/guarantee on lease agreements (b)	3,842	3,043

Other non-current assets	4,265	3,227

(a)	Prepaid expenses are composed mainly of IT services paid in advance, such as renewal of licenses and technical support. These items will be recorded as administrative expenses in the period they are related to.

(b)	Deposits and guarantees on lease agreements are subject to reimbursement at the end of the lease contract period. Interest is not charged on these deposits.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2022 and December 31, 2021 and for the three-month periods ended March 31, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

11	Recoverable Taxes

As of March 31, 2022 and December 31, 2021 recoverable taxes consisted of:

	March 31, 2022	December 31, 2021
Income tax and social contribution recoverable	3,961	2,643
Other recoverable taxes	798	509
Recoverable Taxes	4,759	3,152

Recoverable taxes consist mainly of income taxes charged on taxable income in Brazil and Chile and paid in advance. The corresponding tax liabilities are included under taxes payable (note 16).

12	Investments

a.	Short-term investments and investments held in trust account

	March 31, 2022	December 31, 2021
Securities	135,976	151,866
Short-term investments (a)	135,976	151,866

Investments held in trust account	236,867	-

Investments held in trust account (b)	236,867	-

(a)	Short-term investments are liquid investment funds, with portfolios made of term deposits, equities, government bonds, and other short-term liquid securities.

(b)	Investments held in trust account are investments received through IPO transactions derived by PLAO. These funds are restricted for use and may only be used for purposes of completing an initial business combination or redemption of public shares. These securities are classified and accounted for as Fair Value Through Profit or Loss (“FVTPL”). The investments held in the trust account are comprised of U.S. government securities.

b.	Long-term investments

	March 31, 2022	December 31, 2021

Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia (a)	10,689	9,076
Patria Infra Energia Core FIP EM Infraestrutura	6,059	5,085
Patria Crédito Estruturado Fundo de Investimento em Direitos Creditorios	5,375	1,765
Patria Brazil Real Estate Fund II, L.P. (b)	597	768
PBPE Fund III (Ontario), L.P. (b)	24	28
Other investments	1,630	1,556
Long-term investments	24,374	18,278

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2022 and December 31, 2021 and for the three-month periods ended March 31, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Investments in securities are expected to be maintained until the investment funds' respective termination dates and are measured at fair value. As of March 31, 2022 The Group's ownership interest in each of these investments (excluding Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia) range from 0.00006% to 4.45442% (December 31, 2021: 0.00006% to 4.44972%).

(a)	Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia was incorporated to include investments relating to the launch of a new growth equity strategy for venture capital transactions. During November 2021, a minority investment interest was acquired through fully owned holding entity Inicio Participações S.A. in Startse Informações e Sistemas S/A (“Startse”), a late-stage venture capital entity in Brazil encompassing an education platform and a crowdfunding platform for startups.

(b)	This company is subject to a participating share held by a related party in Patria Brazilian Private Equity III, Ltd., and Patria Brazil Real Estate Fund General Partner II, Ltd. that gives it the right to all returns and the related asset. Consequently, the Group has recorded a liability in the same amount (see note 17c).

c.	Investments in associates

Associates are companies in which the Group holds an interest and over which the Group has a significant influence but does not hold control. In assessing significant influence, the Group considers the investment held and its power to participate in the financial and operating policy decisions of the investee through its voting or other rights. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method.

Investments in associates include the goodwill identified upon acquisition, net of any cumulative impairment loss. Set out below are the associates of the Group as of March 31, 2022 (none held as of December 31, 2021). The country of incorporation or registration is also their principal place of business, and the proportion of ownership interest is the same as the proportion of voting rights held.

		March 31, 2022
	Country of incorporation	Equity	Goodwill (a)	Non-contractual customer relationships (b)	Brands (c)	Net assets acquired	Share of equity-accounted earnings	CTA*	Total carrying amount
Entity
Equity-accounted method
Kamaroopin Gestora de Recursos Ltda	BR	(1)	388	4,221	363	4,971	-	569	5,540
Hanuman GP Cayman, LLC	KY	(2)	4,248	94	-	4,340	-	-	4,340
Investments in associate		(3)	4,636	4,315	363	9,311	-	569	9,880

"BR" Brazil, "KY" Cayman Islands

(*) CTA – Cumulative translation adjustment

Kamaroopin Gestora de Recursos Ltda. (purchased by PILTDA) and Hanuman GP Cayman, LLC (purchased by Patria Finance Ltd.) (collectively “Kamaroopin”) is a private markets investment group. On February 1, 2022 the Group acquired 40% minority interest in Kamaroopin for US$ 9.3 million. Kamaroopin was created in 2018 and currently has three invested portfolio companies where it partners with entrepreneurs as an investor operator to drive growth. The investment is structured in two stages. The first stage includes the acquisition of a 40% minority equity stake, at which point the Group would pursue a joint fundraising campaign for a new growth equity fund. The second stage includes the acquisition of the remaining 60% for a fixed equity consideration. In the event the requirements for the second stage are not satisfied, the Group and Kamaroopin would have the option to maintain the current structure or unwind the transaction.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2022 and December 31, 2021 and for the three-month periods ended March 31, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The purchase price was allocated to goodwill, representing the value of expected synergies arising from the acquisition in addition to allocation to identifiable intangible assets, brands and non-contractual customer relationships (note 14). The Group incurred direct costs for the acquisition of minority interest which were expensed as incurred. No contingent liabilities nor indemnification assets were acquired as part of the transaction or exist as of March 31, 2022 in respect of the Group’s investments in associates.

Details of the purchase consideration, the net assets acquired and goodwill listed below is provisional and pending receipt of the final valuation of those assets:

Acquisition date fair value of each major class of identifiable assets and liabilities recognized
Total

Total purchase consideration
Cash consideration paid	7,789
Consideration payable	1,522
Total purchase consideration	9,311

The assets and liabilities recognized as a result of the acquisition are as follows:
Net equity acquired	(3)
Intangible assets: non-contractual customer relationships (note 14)	4,315
Intangible assets: brands (note 14)	363
4,675

Goodwill (a)	4,636
Net assets acquired	9,311

(a)	No impairment losses on goodwill have been recognized in the current year in respect of goodwill on investments in associates. The Group performs its annual impairment test in December and when circumstances indicates that the carrying value may be impaired. The Group’s impairment tests are based on value-in-use calculations. As of March 31, 2022, there were no indicators of a potential impairment of goodwill. Key assumptions to determine the value in use includes discounted cash flow calculations based on current and past performance forecasts and considering current market indicators listed below for the respective countries in which the entities operate.

(b)	Non-contractual customer relationships refer to client relationships of Kamaroopin, expected to be amortized on a straight-line basis over an average of 2 years.

(c)	Brands acquired from Kamaroopin are expected to be amortized on a straight-line basis over 5 years.

Inputs to determine value in use
Forecast period	February 1, 2022 - December 31, 2031
Annual inflation rate – Brazil	3.2% - 5.4%
Annual inflation rate – United States of America	2% - 2.1%
Discount rate	15.9% - 18.9%

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2022 and December 31, 2021 and for the three-month periods ended March 31, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

d.	Derivative financial instruments

Derivative financial instruments are financial contracts, the value of which is derived from the value of the underlying assets, interest rates, indexes or currency exchange rates. Derivative financial instruments are also classified as securities unless they are designated as effective hedging instruments. Derivatives are initially recognized at fair value on the date a derivative contract is entered into, and they are subsequently remeasured to their fair value at the end of each reporting period. Derivative liabilities are classified in the Group’s consolidated statement of financial position as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.

On March 14, 2022 PLAO consummated its IPO of 23,000,000 Units including the issuance of 3,000,000 Units as a result of the underwriter’s exercise in full of its over-allotment option. Each Unit consists of one SPAC Class A Ordinary Share, par value $0.0001 per share, and one-half of one redeemable warrant of PLAO (each whole warrant, a “Public Warrant” or “Warrant”), with each Public Warrant entitling the holder thereof to purchase one SPAC Class A Ordinary Share for $11.50 per share, subject to adjustment. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to the Company of $230,000,000. Additionally, the Units will automatically separate into their component parts and will not be traded after completion of the initial business combination.

Each whole Warrant entitles the holder thereof to purchase one SPAC Class A Ordinary Share at a price of $11.50 per share, subject to adjustment. Only whole Warrants are exercisable. The Warrants will become exercisable 30 days after the completion of the initial business combination and will expire five years after the completion of the initial business combination or earlier upon redemption or liquidation. On the exercise of any Warrant, the Warrant exercise price will be paid directly to us and not placed in the trust account.

The Group evaluated if the Warrants issued in connection with the IPO by PLAO are derivatives or contain features that qualify as embedded derivatives in accordance with IFRS 9 – Financial Instruments. The Group’s derivatives instruments are recorded as financial instruments measured at FVTPL. Accordingly, the Group recognizes the Warrants as financial liabilities at fair value and remeasures the Warrants at fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Group’s condensed consolidated income statement. The fair value has been measured based on the listed market price of such Warrants. The expected life of the Warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Group anticipates is zero.

As of March 31, 2022, 11,500,000 Public Warrants were in issue by PLAO.

Redemption of Warrants when the price per SPAC Class A Ordinary Share equals or exceeds $18.00: Once the Warrants become exercisable, PLAO may redeem the outstanding Warrants:

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2022 and December 31, 2021 and for the three-month periods ended March 31, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

•	in whole and not in part;

•	at a price of $0.01 per Warrant;

•	upon a minimum of 30 days’ prior written notice of redemption; and

•	if, and only if, the last reported sale price of SPAC Class A Ordinary Shares equals or exceeds $18.00 per share (as adjusted) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which PLAO sends the notice of redemption to the Warrant holders.

PLAO will not redeem the Warrants as described above unless an effective registration statement under the Securities Act covering the SPAC Class A Ordinary Shares issuable upon exercise of the Warrants is effective and a current prospectus relating to those SPAC Class A Ordinary Shares is available throughout the 30-day redemption period. Any such exercise would not be on a cashless basis and would require the exercising warrant holder to pay the exercise price for each Warrant being exercised.

Redemption of Warrants when the price per SPAC Class A Ordinary Share equals or exceeds $10.00:  Once the Warrants become exercisable, PLAO may redeem the outstanding Warrants:

•	in whole and not in part;

•	at a price of $0.10 per Warrant upon a minimum of 30 days’ prior written notice of redemption; provided that holders will be able to exercise their Warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table set forth in the warrant agreement based on the redemption date and the “redemption fair market value” of SPAC Class A Ordinary Shares (as defined below) except as otherwise described in the warrant agreement;

•	if, and only if, the closing price of SPAC Class A Ordinary Shares equals or exceeds $10.00 per share (as adjusted) for any 20 trading days within the 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders; and

•	if the closing price of the SPAC Class A Ordinary Shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted).

Solely for the purposes of this redemption provision, the “redemption fair market value” of the SPAC Class A Ordinary Shares shall mean the volume weighted average price of the SPAC Class A Ordinary Shares for the ten (10) trading days immediately following the date on which notice of redemption is sent to the holders of Warrants.

No fractional SPAC Class A Ordinary Shares will be issued upon redemption. If, upon redemption, a holder would be entitled to receive a fractional interest in a share, PLAO will round down to the nearest whole number of the number of SPAC Class A Ordinary Shares to be issued to the holder.

March 31, 2022
Liability	Public Warrants
Issued	4,125
Unrealized (gains)/losses on changes on fair value	185

Fair value	4,310

No derivative financial instruments were held as of December 31, 2021.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2022 and December 31, 2021 and for the three-month periods ended March 31, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

13	Property and equipment

Changes in cost	Three-month period ended March 31, 2022
	Opening balance	Additions	Disposals	Transfer	CTA(*)	Closing balance

Furniture and fixtures	1,434	126	-	-	155	1,715
Building improvements	7,460	995	-	-	744	9,199
Office equipment	3,561	204	-	-	411	4,176
Right-of-use assets (a)	12,624	1,516	(774)	-	1,126	14,492

Total - Cost of fixed assets	25,079	2,841	(774)	-	2,436	29,582

Changes in accumulated depreciation	Three-month period ended March 31, 2022
	Opening balance	Additions	Disposals	Transfer	CTA(*)	Closing balance

(-) Furniture and fixtures	(919)	(39)	-	-	(114)	(1,072)
(-) Building improvements	(3,559)	(172)	-	-	(429)	(4,160)
(-) Office equipment	(2,724)	(76)	-	-	(357)	(3,157)
(-) Right-of-use assets (a)	(4,469)	(493)	221	-	(620)	(5,361)

Total - Accumulated depreciation	(11,671)	(780)	221	-	(1,520)	(13,750)
Property and equipment, net	13,408	2,061	(553)	-	916	15,832

Changes in cost	Three-month period ended March 31, 2021
	Opening balance	Additions	Disposals	Transfer	CTA(*)	Closing balance

Furniture and fixtures	726	-	-	-	(53)	673
Building improvements	2,997	3	-	-	(213)	2,787
Office equipment	2,249	59	-	-	(164)	2,144
Right-of-use assets (a)	4,183	890	-	-	(333)	4,740

Total - Cost of fixed assets	10,155	952	-	-	(763)	10,344

Changes in accumulated depreciation	Three-month period ended March 31, 2021
	Opening balance	Additions	Disposals	Transfer	CTA(*)	Closing balance

(-) Furniture and fixtures	(422)	(18)	-	-	36	(404)
(-) Building improvements	(2,070)	(70)	-	-	141	(1,999)
(-) Office equipment	(1,856)	(47)	-	-	142	(1,761)
(-) Right-of-use assets (a)	(1,988)	(282)	-	-	170	(2,100)

Total - Accumulated depreciation	(6,336)	(417)	-	-	489	(6,264)
Property and equipment, net	3,819	535	-	-	(274)	4,080

(*) CTA – Cumulative translation adjustment

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2022 and December 31, 2021 and for the three-month periods ended March 31, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

As of March 31, 2022 and 2021 there was no indication that any of these assets were impaired. Depreciation expenses in the amount of US$ 780 and US$ 417 were recorded as administrative expenses for the three-month periods ended March 31, 2022 and 2021, respectively.

(a)	The Group is a lessee in lease agreements for which the underlying assets are the office spaces located in São Paulo, Grand Cayman, Montevideo, London and Santiago. Depreciation expense relating to these assets was recognized in the amount of US$ 493 and US$ 282 for the three-month periods ended on March 31, 2022 and 2021, respectively.

(b)	Following is the breakdown of the total Property & equipment assets by region:

	March 31, 2022	December 31, 2021

Brazil	2,310	1,961
Cayman Islands	2,000	2,044
Chile	8,744	7,334
United Kingdom	2,731	2,027
Other	47	42
Balance	15,832	13,408

Property and equipment non-current assets are allocated based on where the assets are located, and include leasehold improvements, equipment, and right-of-use assets.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2022 and December 31, 2021 and for the three-month periods ended March 31, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

14	Intangible assets and goodwill

Changes in costs	Three-month period ended March 31, 2022
	Opening					Closing
	balance	Additions	Disposals	Transfer	CTA(*)	balance

Placement agents (a)	36,804	-	-	-	222	37,026
Contractual rights (b)	44,156	-	-	-	-	44,156
Non-contractual customer relationships (c)	84,705	-	-	-	4,143	88,848
Software	1,848	80	-	-	230	2,158
Brands (d)	15,428	-	-	-	773	16,201
Goodwill (e)	242,891	-	-	-	6,727	249,618

Total - Cost of intangible assets	425,832	80	-	-	12,095	438,007

Changes in accumulated amortization	Three-month period ended March 31, 2022
	Opening					Closing
	balance	Additions	Disposals	Transfer	CTA(*)	Balance

(-) Placement agents (a)	(30,996)	(451)	-	-	(174)	(31,621)
(-) Contractual rights (b)	(34,051)	(631)	-	-	-	(34,682)
(-) Non-contractual customer relationships (c)	(785)	(2,458)	-	-	(57)	(3,300)
(-) Software	(839)	(76)	-	-	(121)	(1,036)
(-) Brands (d)	(253)	(792)	-	-	(17)	(1,062)

Total - Accumulated amortization	(66,924)	(4,408)	-	-	(369)	(71,701)

Intangible assets, net	358,908	(4,328)	-	-	11,726	366,306

Changes in costs	Three-month period ended March 31, 2021
	Opening					Closing
	balance	Additions	Disposals	Transfer	CTA(*)	balance

Placement agents (a)	36,896	445	-	-	(118)	37,223
Contractual rights (b)	44,156	-	-	-	-	44,156
Software	1,313	166	-	422	(86)	1,815

Total - Cost of intangible assets	82,365	611	-	422	(204)	83,194

Changes in accumulated amortization	Three-month period ended March 31, 2021
	Opening					Closing
	Balance	Additions	Disposals	Transfer	CTA(*)	Balance

(-) Placement agents (a)	(28,915)	(598)	-	-	81	(29,432)
(-) Contractual rights (b)	(30,428)	(905)	-	-	-	(31,333)
(-) Software	(665)	(37)	-	(422)	52	(1,072)

Total - Accumulated amortization	(60,008)	(1,540)	-	(422)	133	(61,837)

Intangible assets, net	22,357	(929)	-	-	(71)	21,357

(*) CTA – Cumulative translation adjustment

As of March 31, 2022 and 2021, there was no impairment indication for any of these assets.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2022 and December 31, 2021 and for the three-month periods ended March 31, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(a)	Placement agents refer to amounts capitalized relating to agreements with investment placement agents relating to funds raised from foreign investors in offshore funds. These assets are amortized based on the estimated duration of the respective investment funds. In case of an early liquidation of an investment fund, the amortization period is also adjusted, or if there is an indication of impairment, an impairment assessment is performed and, if necessary, an impairment loss is recognized. The remaining balance, as of March 31, 2022, is expected to be amortized as shown below:

	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	Total
Placement agent fees	970	1,221	1,112	994	201	201	181	175	175	175	5,405

(b)	Contractual rights refer to the management of the Infrastructure GP II, Ltd. and Infrastructure III SLP, Ltd. investment funds. These rights were recorded as a result of the acquisition of control of the P2 Group on December 25, 2015 from Promon International Inc. The purchase agreement includes contingent consideration that will be paid to Promon International Inc. based on the performance of P2 Brasil Private Infrastructure General Partner II Ltd., expected to be settled in 2022 and only if the performance is achieved. As of the date of these financial statements, no amounts were due relating to these agreements. These intangible assets were recorded based on their respective fair values using estimates of expected future earnings on the acquisition date.

(c)	Non-contractual customer relationships refer to client relationships of Moneda, acquired for the benefit of the Group through the business combination through rendering of ordinary business activities by the acquired entities. Non-contractual customer relationships acquired from Moneda are expected to be amortized on a straight-line basis over an average of 9 years.

(d)	Brands acquired from Moneda are expected to be amortized on a straight-line basis over 5 years.

(e)	The goodwill recognized on the acquisition of Moneda is not deductible for tax purposes. No impairment losses on goodwill have been recognized in the current and prior year. The Group performs an annual impairment test and when circumstances indicates that the carrying value may be impaired. The Group’s impairment tests are based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the cash generating unit were disclosed in the annual consolidated financial statements for the year ended December 31, 2021. As of March 31, 2022, there were no indicators of a potential impairment of goodwill.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2022 and December 31, 2021 and for the three-month periods ended March 31, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(f)	Following is the breakdown of the intangible assets by region:

	March 31, 2022	December 31, 2021

Brazil	831	696
Cayman Islands	216,729	219,019
Chile*	148,737	139,184
Other	9	9
Balance	366,306	358,908

Intangible assets are allocated based on where the assets are located and include acquired intangible assets. For acquired intangible assets, we consider that the location of the intangibles is best reflected by the location of the manager of those assets.

* Goodwill and fair value adjustments to assets and liabilities allocated to Chile relates to the business combination transaction with Moneda for acquisition of MAM I by Patria Investments Latam S.A.

15	Personnel and related taxes payable

	March 31, 2022	December 31, 2021
Personnel and related taxes	886	1,866
Accrued vacation and related charges	2,414	2,003
Employee profit sharing (a)	6,605	32,043
Officers’ fund (b)	5,566	1,852
Strategic Bonus (c)	2,428	-

Personnel and related taxes current	17,899	37,764

Officers’ fund (b)	638	3,029
Strategic Bonus (c)	244	2,223

Personnel non-current liabilities	882	5,252

(a)	The Group recognizes a provision for payment of profit sharing to employees, according to conditions approved by management, which is recorded as personnel expenses in the condensed consolidated income statement.

(b)	Represents the amount of accrued employee benefits related to the Officers' fund, as described in note 29(b).

(c)	The Group delivers certain long-term employee benefits (“Strategic Bonus”) for a portion of its employees. Moneda is responsible for the operation and settlement of the Strategic Bonus with the objective to retain key or strategic employees and provide alignment between employees and clients.

The following Strategic Bonus initiatives exist on March, 31, 2022

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2022 and December 31, 2021 and for the three-month periods ended March 31, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

•	The first Strategic Bonus initiative was incorporated on December 15, 2017 and requires employees to remain in employment until the payment date of the Strategic Bonus, being February 28, 2023.

•	The second Strategic Bonus initiative was incorporated on January 1, 2022 and requires employees to remain in employment until the payment date of the Strategic Bonus, being February 28, 2027 (employees not included in the first Strategic Bonus initiative) and February 28, 2028 (employees included in the first Strategic Bonus initiative).

The Strategic Bonus initiatives were closed to new members since inception with no change in the number of participants. Participants of the first Strategic Bonus, elected to participate in the second Strategic Bonus are subject to completion of the requirements of the first Strategic Bonus initiative. No cash contributions were made to either Strategic Bonus initiatives since inception.

The current value of the Strategic Bonus due to employees reflects the present value of the obligations and any remeasurement gains and losses on the Strategic Bonus in the Group’s condensed consolidated income statement in accordance with IAS 19 – Employee Benefits using the simplified method of accounting.

16	Taxes payable

	March 31, 2022	December 31, 2021
Taxes on revenues	1,019	1,425
Income taxes	2,190	2,112
Other taxes payable	407	352

Taxes payable	3,616	3,889

17	Other liabilities

	March 31, 2022	December 31, 2021
Suppliers	4,206	7,223
Occupancy costs	188	149
Lease liabilities (a)	1,529	951
Unearned revenue (b)	30,371	-
Other current liabilities	66	68
Other current liabilities	36,360	8,391

Investment fund participating share in Patria Brazilian Private Equity III, Ltd., and Patria Brazil Real Estate Fund General Partner II, Ltd. (c)	621	796
Lease liabilities (a)	7,295	6,913
Other non-current liabilities	40	37
Other non-current liabilities	7,956	7,746

(a)	The Group is the lessee in lease agreements for which the underlying assets are the office spaces located in São Paulo, Grand Cayman, Montevideo, London and Santiago. The amount of interest on lease liabilities recognized in the three-month periods ended on March 31, 2022 and 2021 were US$ 335 and US$ 239, respectively, which was disclosed in note 25.

(b)	Unearned revenues relate to management fees of the funds located in Cayman already billed but services are expected to be rendered from April through June 2022.

(c)	This liability refers to a participating share held by a related party in Patria Brazilian Private Equity III, Ltd., and Patria Brazil Real Estate Fund General Partner II, Ltd. that gives it the right to all returns and the related investment in PBPE Fund III (Ontario), L.P. and Patria Brazil Real Estate Fund II, L.P. For more details, see note 12(b).

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2022 and December 31, 2021 and for the three-month periods ended March 31, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

18	Deferred taxes

	March 31, 2022	December 31, 2021

Deferred tax on the provision for employee profit sharing and other personnel accruals (a)	1,823	3,998
Deferred tax on accruals for expenses	188	108
Deferred tax on tax depreciation of fixed assets	(373)	(275)
Deferred tax on performance fees - IFRS 15	(145)	(123)
Deferred tax on gain from bargain purchase (b)	(166)	(158)
Deferred tax on initial application of IFRS 16	(87)	(93)
Other deferred taxes	8	(11)

Deferred taxes	1,248	3,446

(a)	Deferred tax is calculated on temporary differences in the provision for employee profit-sharing and management fee write-offs.

(b)	On December 26, 2016, Moneda Servicios y Asesorías merged with Moneda Asset Management SpA. As a result of the merger, a gain from bargain purchase was generated, considering that the total value of the investment made by the merging company in the shares or social rights of the merged company was less than the tax value of the tax assets, as of the date of merger. The gain from bargain purchase is distributed among all the non-monetary assets received due to the merger for tax purposes. If there is a difference compared to the tax value of the assets, after adjusting non-monetary assets, the difference is considered income subject to taxation. Accordingly, it is treated as deferred income and amortized across a maximum of 10 consecutive business years.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2022 and December 31, 2021 and for the three-month periods ended March 31, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Deferred tax assets	Employee profit sharing provision	Management fee provision	Tax on Accrual for expenses	Tax depreciation of fixed assets	IFRS 15	Gain from bargain purchase	Impact of IFRS 16	Other	Total

As of December 31, 2020*	1,945	391	-	-	-	-	(185)	2	2,153
(Charged)/credited
- to profit or loss	(536)	-	-	-	-	-	-	-	(536)
- directly to equity / CTA	(150)	(35)	-	-	-	-	15	-	(170)
- transfer from DTL	-	-	-	-	-	-	17		17
As of March 31, 2021*	1,259	356	-	-	-	-	(153)	2	1,464

As of December 31, 2021	3,998	-	108	(275)	(123)	(158)	(93)	(11)	3,446
(Charged)/credited
- to profit or loss	(2,551)	-	43	(74)	-	5	22	19	(2,536)
- directly to equity / CTA	376	-	37	(24)	(22)	(13)	(16)	-	338

As of March 31, 2022	1,823	-	188	(373)	(145)	(166)	(87)	8	1,248

*Deferred tax liability balances (“DTL”) (US$ 185 and US$ 153 as of December 31, 2020 and March 31, 2021 respectively) were reclassified to deferred tax assets considering taxes are for the same taxable entity and taxation authority.

19	Provisions and contingent liabilities

Tax and Social Security

In 2017 and 2018, the Company's subsidiaries Patria Investimentos Ltda. ("PILTDA") and Patria Infraestrutura Gestão de Recursos Ltda. ("PINFRA"), which was subsequently merged into PILTDA on September 30, 2020, became involved in administrative proceedings, in which the entities defend the exemption of municipal tax over services ("ISS"). In 2019 Municipality of São Paulo obtained a favorable judgment; however, these administrative proceedings gave rise to judicial lawsuits, for which decisions are still pending. As of March 31, 2022, management assisted by external legal counsel assessed the risk of loss relating to these lawsuits as possible and evaluated the potential loss for PILTDA as US$ 2,658 (US$ 2,135 as of December 31, 2021) and for PINFRA as US$ 2,900 (US$ 2,329 as of December 31, 2021). As of March 22, 2022, PILTDA was notified of administrative proceedings related to exemption of ISS between 2017 and 2019. Management assisted by external legal counsel assessed the risk of loss relating to these lawsuits as possible and evaluated the potential loss for PILTDA as US$ 2,232.

During January 2020, PILTDA received infraction notices in the amount of approximately US$ 5,760 as of March 31, 2022 (US$ 4,763 as of December 31, 2021) related to Social Contributions on Gross Revenue (PIS and COFINS) and in the amount of approximately US$ 2,227 (US$ 1,845 as of December 31, 2021) related to labor taxes (“Social Security Contributions”), for which external legal counsel assessed the risk of loss relating to these lawsuits as possible.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2022 and December 31, 2021 and for the three-month periods ended March 31, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Labor

In 2019, PILTDA became involved in employment lawsuits with the risk of loss considered possible by external legal counsel. As of March 31, 2022, the potential loss was US$ 45 (US$ 37 as of December 31, 2021), for which liability has not been recognized.

For the years covered by these financial statements, the Group was not directly involved in lawsuits for which the possibility of loss was probable. Therefore, no provision was recorded pursuant to IAS 37 (Provisions, Contingent Liabilities, and Contingent Assets) relating to any of the above matters.

20	Commitments

a.	Lease commitments

The lease commitments in which the Group is a lessee refer to the leasing of its office spaces located in São Paulo, Grand Cayman, Montevideo, London and Santiago. The condensed consolidated statement of financial position and the condensed consolidated income statement show the following amounts relating to leases:

Amounts recognized in the Condensed Consolidated Statement of Financial Position

	March 31, 2022	December 31, 2021
Right-of-use assets	14,492	12,624
(-) Depreciation of right-of-use assets	(5,361)	(4,469)
Right-of-use assets	9,131	8,155

Lease liabilities (current) (a)	1,529	951
Lease liabilities (non-current) (a)	7,295	6,913
Lease liabilities	8,824	7,864

Amounts recognized in the Condensed Consolidated Income Statement

	Three-month periods ended March 31,
	2022	2021
Depreciation of right-of-use assets	(493)	(282)
Interest on lease liabilities	(335)	(239)

(a)	The principal amount paid for the three-month periods ending March 31, 2022 and 2021 on leases was US$ 373 and US$ 196 respectively.

Refer to note 28 liquidity risk disclosures for maturity analysis on lease contracts.

Refer to note 29 for disclosures on leases with a related party.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2022 and December 31, 2021 and for the three-month periods ended March 31, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

b.	Business acquisition payable

The following table reflects consideration payable from acquisition transactions

	March 31, 2022	December 31, 2021
Consideration payable on acquisition - Moneda	16,437	16,437
Consideration payable on acquisition – Kamaroopin (b)	705	-

Current liabilities – business acquisition payables	17,142	16,437

Deferred consideration payable (a)	8,148	2,037
Contingent consideration payable on acquisition - Moneda	26,615	25,775
Consideration payable on acquisition – Kamaroopin (b)	817	-

Non-current liabilities – business acquisition payables	35,580	27,812

(a)	The Moneda business combination transaction included US$ 58.7 million expected to be paid to Moneda’s former partners who are currently employees of the Group. The amount to be paid in exchange for their services is subject to a time vesting period, with two equal installments due on December 2, 2023 and December 2, 2024 respectively. This expense is recognized as a compensation expense as the employees render services. For the three-month period ended March 31, 2022, US$ 6.1 million (US$ nil for the three-month period ended March 31, 2021) was recognized as an expense in the Group’s condensed consolidated income statement and US$ 8.1 million was payable as of March 31, 2022 (US$ 2 million as of December 31, 2021).

(b)	Consideration payable for the acquisition of Kamaroopin to be paid in two instalments on December 31, 2022 and December 31, 2023 respectively

c.	SPAC commitments

Related to the IPO of PLAO that occurred on March 14, 2022. The capital issued by PLAO for IPO proceeds of US$230 million includes conditionally redeemable SPAC Class A Ordinary Shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control. The holders of SPAC Class A Ordinary Shares of PLAO have the right to redeem their shares in cash at the earliest of (i) upon the completion of PLAO’s initial business combination or (ii) 15 months or up to 21 months (if extended) from the closing of the IPO transaction.

The Group accounts for the SPAC Class A Ordinary Shares subject to redemption in cash held by as a financial liability measured at amortized cost. The instrument was initially recognized at fair value, net of the corresponding eligible transaction costs. The warrant component issued to the shareholders of PLAO are separately accounted as derivatives and measured at fair value with the change in fair value recorded in the statement of income.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in profit or loss.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2022 and December 31, 2021 and for the three-month periods ended March 31, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Offering costs consist of legal, accounting, underwriting and other costs incurred through the balance sheet date that are directly related to the SPAC’s IPO. Upon the completion of the IPO, the offering costs were allocated using the relative fair values of the SPAC’s Class A Ordinary Shares and its Public Warrants. The costs allocated to Warrants were recognized in other expenses and those related to the SPAC’s Class A Ordinary Shares were charged against the carrying value of SPAC’s Class A Ordinary Shares. Transaction costs amounted to US$ 22.1 million, including US$ 4.6 million in upfront underwriting commissions and US$0.4 million in other offering costs which were expensed.

The SPAC is subject to laws and regulations enacted by national, regional and local governments. In particular, it is required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on the business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect the business, including the ability to negotiate and complete an initial business combination, and results of operations.

On March 30, 2022, the SEC issued proposed rules relating to, among other items, enhancing disclosures in business combination transactions involving SPACs and private operating companies; amending the financial statement requirements applicable to transactions involving shell companies; and increasing the potential liability of certain participants in proposed business combination transactions. These rules, if adopted, whether in the form proposed or in revised form, may materially adversely affect the ability to negotiate and complete the initial business combination and may increase the costs and time related thereto.

21	Revenue from services

	Three-month periods ended March 31,
	2022	2021
Revenue from management fees	54,584	31,340
Revenue from incentive fees	39	-
Revenue from performance fees	-	-
Fund fees	54,623	31,340

Revenue from advisory and other ancillary fees	1,145	-

Total gross revenue from services	55,768	31,340

Taxes on revenue	(780)	(727)
Net revenue from services	54,988	30,613

The following is a breakdown of revenue by region (a):
Brazil	6,153	5,733
British Virgin Islands	2,421	-
Cayman Islands	33,225	24,880
Chile	12,617	-
United States of America	572	-
Net revenue from services	54,988	30,613

(a)	Disclosure of revenue by geographic location is based on the registered domicile of the manager receiving fees. The investment funds managed by the Group attract and retain many global investors that represent the Group's portfolio of clients. None of the Group's individual clients represents more than 10% of the total revenues for the presented periods.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2022 and December 31, 2021 and for the three-month periods ended March 31, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

22	Cost of services rendered

	Three-month periods ended March 31,
	2022	2021

Salaries and wages	(6,749)	(2,050)
Partners’ compensation (note 29)	(1,233)	(620)
Officers' Fund	(1,322)	(145)
Rewards and bonuses	(4,299)	(6,266)
Social security contributions and payroll taxes	(1,541)	(627)
Share based incentive plan (note 27(d))	(200)	-
Strategic Bonus	(275)	-
Other short-term benefits (a)	(1,319)	(774)
Personnel expenses	(16,938)	(10,482)

Amortization of placement agents’ fees (note 14)	(451)	(598)
Rebate fees	(1,035)	-
Amortization of contractual rights (note 14)	(631)	(905)
Amortization of non-contractual customer relationships (note 14)	(2,458)
Amortization of intangible assets	(4,575)	(1,503)

Deferred consideration (note 20 (b))	(6,111)	-
Costs of services rendered	(27,624)	(11,985)

(a)	The majority of other short-term benefits are mainly for employee allowances and employee related medical and insurance plans.

23	Administrative expenses

	Three-month periods ended March 31,
	2022	2021
Professional services	(2,169)	(1,349)
Occupancy expenses	(414)	(122)
Travel expenses	(420)	(24)
IT and telecom services	(1,418)	(252)
Materials and supplies	(79)	(31)
Taxes and contributions	(367)	(22)
Brand amortization	(792)	-
Marketing and events	(136)	(59)
Depreciation of property and equipment	(287)	(135)
Depreciation of right-of-use assets	(493)	(282)
Software amortization	(76)	(37)
Other administrative expenses	(618)	(107)
Administrative expenses	(7,269)	(2,420)

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2022 and December 31, 2021 and for the three-month periods ended March 31, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

24	Other income/(expenses)

	Three-month periods ended March 31,
	2022	2021
IPO expenses and IPO related bonuses	-	(2,366)
Transaction costs	(602)	-
Transaction costs – SPAC	(315)	-
Fair value gains/(losses) on contingent consideration (a)	(840)	-
Other	(410)	3
Other income/(expenses)	(2,167)	(2,363)

(a)	Unrealized fair value gains/(losses) recorded in profit and loss relates to contingent consideration payable for Moneda business combination, included under other income/(expenses) based on its nature correlated with Moneda operating profits. Movement for the three-month period ending March 31, 2022 relates to changes in the time value of the financial instrument through unwinding of discounted contingent consideration recorded at fair value (note 28).

25	Net financial income/(expense)

	Three-month periods ended March 31,
	2022	2021
Net financial investment income	437	88
Unrealized gains/(losses) on long-term investments	4,477	(141)
Realized gains/(losses) from long-term investments	723	-
Unrealized gains/(losses) on warrant liability	(185)	-
Net exchange variation	(257)	82
Banking fees	(227)	(26)
Interest on lease liabilities	(335)	(239)
Other financial income/(expenses)	(51)	(22)
Net financial income/(expense)	4,582	(258)

26	Income taxes expenses

As an entity headquartered in the Cayman Islands, the Company is subject to a neutral tax regime. However, the Group's subsidiaries headquartered in Brazil, Colombia, Chile, the United Kingdom, the United States of America, and Hong Kong are subject to income taxes as set out by local tax laws.

	Three-month periods ended March 31,
Reconciliation of income tax	2022	2021

Income before income taxes	22,510	13,587
Cayman Islands statutory income tax	-	-
Impact of difference in tax rates of foreign subsidiaries	(4,131)	(501)
Nondeductible expenses	(63)	(24)

Total income taxes	(4,194)	(525)
Current	(1,658)	(6)
Deferred	(2,536)	(519)
Effective tax rate	18.6%	14.5%

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2022 and December 31, 2021 and for the three-month periods ended March 31, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

27	Equity

(a)	Capital

On January 13, 2021, the Company carried out a share split of 117:1 (one hundred and seventeen for one). As a result, the share capital previously represented by 1,000,000 common shares, with a par value of US$ 0.001 each, totaling US$ 1 (one thousand dollars) was increased to 117,000,000 common shares. The share split has been applied retrospectively to all figures in the consolidated financial statements and notes regarding the number of shares and per share data as if the share split had been in effect for all years presented.

The Company’s Memorandum and Articles of Association (“Articles of Association”) authorizes the issuance of up to US$100,000, consisting of 1,000,000,000 shares of par value US$0.0001. Of those authorized shares, (i) 500,000,000 are designated as Class A common shares, (ii) 250,000,000 are designated as Class B common shares, and (iii) 250,000,000 are as yet undesignated and may be issued as common shares or shares with preferred rights. Class B common shares are entitled to 10 votes per share and Class A common shares are entitled to one vote per share.

The Company currently has a total of 147,192,930 common shares issued and outstanding, 54,247,500 Class A common shares, beneficially owned by investors who purchased in the IPO and Blackstone (taken together). 92,945,430 Class B common shares are beneficially owned by Patria Holdings Limited. and Moneda’s former partners.

Conversion

The outstanding Class B common shares are convertible at any time as follows: (1) at the option of the holder, a Class B common share may be converted at any time into one Class A common share or (2) upon the election of the holders of a majority of the then-outstanding Class B common shares, all outstanding Class B common shares may be converted into a like number of Class A common shares. In addition, each Class B common share will convert automatically into one Class A common share upon any transfer, whether or not for value, except for certain transfers described in the Articles of Association, including transfers to affiliates, transfers to and between trusts solely for the benefit of the shareholder or its affiliates, and partnerships, corporations and other entities exclusively owned by the shareholder or its affiliates. Furthermore, each Class B common share will convert automatically into one Class A common share and no Class B common shares will be issued thereafter if, at any time, the total number of the issued and outstanding Class B common shares is less than 10% of the total number of shares outstanding.

Restrictions on transfer

Each of Patria Holdings Limited shareholders (which include entities beneficially owned by the founders of the Company and certain directors and executive officers) have agreed to lock-up restrictions that restricts the sale of shares in Patria Holdings Limited for a period of five years from the consummation of the IPO, except for lock-up restrictions applicable to shares beneficially owned by certain key management, which terminates in 2024. Any exception to these restrictions would require an amendment or waiver of such limitations among the shareholders of Patria Holdings Limited.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2022 and December 31, 2021 and for the three-month periods ended March 31, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Furthermore, each of Moneda’s former partners entered into a pledge, security, control and lock-up agreement, or the “Moneda Lock-Up Agreement” that restrict Moneda’s former partners from (1)(i) offering, pledging, assigning, selling or otherwise disposing any shares, (ii) publicly disclosing the intention to make any offer, pledge, assignment, sale, loan, conversion or disposition or (iii) converting any such Class B common shares into Class A common shares, (2) enter into any derivative transaction, swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership, in whole or in part, directly or indirectly, of such shares, or (3) make any demand for the registration of any shares; held by such persons during the period beginning on fifth anniversary of the acquisition date (December 1, 2021) of the Moneda acquisition and ending on the earlier of (a) the date on which Moneda’s former partners cease to be employed by the Group or any of its affiliates, including any Moneda entity, and (b) the 60th day after the expiration of the relevant tax statute of limitations, with respect to 50% of the relevant collateral shares.

As of March 31, 2022 and December 31, 2021, the issued share capital was distributed as follows:

	March 31, 2022		December 31, 2021
	Shares	Capital (US$)	Shares	Capital (US$)
Total	147,192,930	14,720	147,192,930	14,720
Class A	54,247,500	5,425	54,247,500	5,425
Class B	92,945,430	9,295	92,945,430	9,295

(b)	Additional paid-in capital

The Additional Paid-in Capital amounts recorded as of March 31, 2022 and December 31, 2021 are presented below:

	March 31, 2022	December 31, 2021
Class A	299,078	299,078
Class B	186,102	186,102
Total	485,180	485,180

(c)	Dividends

Dividends are declared and paid to the Company’s shareholders on a pro-rata basis. In March 2022, the Company paid US$ 23.5 million to shareholders related to dividends declared during February 2022.

Dividends declared and paid by the Group to the Company’s shareholders for the period ended March 31, 2022 and 2021 were:

	2022		2021
		US$*		US$*
Class A	8,680	0.16	2,159	0.11
Class B	14,871	0.16	21,100	0.26
Total	23,551	0.16	23,259	0.17

(*) Per thousand shares after share split, see note 27(a).

Prior to the Company’s IPO, dividends were paid on a disproportional basis using a predetermined formula that considers adjusted net income and other adjustments agreed to by the shareholders in the Group’s previous shareholders agreement valid at that time. For the year period ended March 31, 2022, dividends were declared and paid to shareholders on a pro-rata basis.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2022 and December 31, 2021 and for the three-month periods ended March 31, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(d)	Share based incentive plan

The establishment of the first equity incentive program (“IPO grant” or “share based incentive plan”) under the Long-term incentive plan pursuant to the completion of the IPO registration was approved at the board of director’s meeting on May 19, 2021. The defined maximum number of shares under the IPO grant should not exceed 410,115 (289,183 PSUs on grant date and 120,932 to be further issued subject to the boost grant requirements being met) of the issued and outstanding shares of the Company. As of March 31, 2022, the outstanding number of Performance Restricted Units (“PSU”), convertible into Class A common shares, granted under the share based incentive plan was 197,169 PSUs (92,014 PSUs forfeited following the resignation of certain participants of the IPO grant) to be settled at the vesting date (December 31, 2021: 210,314 PSUs outstanding after 78,869 PSUs were forfeited).

Set out below is summary of PSU activity for the period ended March 31, 2022.

PSUs
Outstanding March 31, 2021	-

Outstanding December 31, 2021	210
Granted	-
Forfeited	(13)
Outstanding, March 31, 2022	197

The table above reflects the PSU activity for the three-month period ending March 31, 2022 and March 31, 2021. No shares were exercised, expired or vested during the period.

For the period ended March 31 2022, total PSU cumulative expenses were US$ 200 (Nil for the period ended March 31, 2021).

The original weighted-average fair value of PSU shares at the grant date of January 22, 2021 is US$ 15.95, calculated based on the Monte Carlo model, which incorporates the effects of the performance conditions on the fair value. Dividends were not considered separately in the model since the participants are compensated with more shares when dividends are distributed during the vesting period and because the Total Shareholder Return (“TSR”) performance condition already considers dividends distributed as part of the calculation.

(e)	Earnings per share (basic and diluted)

Basic earnings per share have been calculated based on the Group's profit for the period attributable to the holders of the Group's common shares.

Diluted earnings per share are impacted by the share incentive plan as disclosed under note 27 (d). The dilutive effect is dependent on whether vesting conditions are deemed to be met as of the reporting date.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2022 and December 31, 2021 and for the three-month periods ended March 31, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

As of March 31, 2022, the TSR performance condition was not met. The Group has assessed the potential dilution on earnings per thousand shares based on issuing Class A common shares rather than cash to potentially settle any contingent consideration payable to Moneda at the end of the contingency period. Events to satisfy the net revenue growth and net income margin conditions related to the contingent consideration have not yet occurred. There are no further outstanding financial instruments or agreements convertible into potentially dilutive common shares in the reporting years.

	Three-month periods ended March 31,
	2022	2021

Net income for the period attributable to the Owners of the Company	18,316	14,346
Basic weighted average number of shares	147,192,930	136,147,500
Basic and diluted earnings per thousand shares	0.12444	0.10537

(f)	Cumulative Translation Adjustments

The Company translates the financial information of its subsidiaries from their functional currency to U.S. dollars, which is the Company's and the Group's presentation currency. The effects of the translation are accounted for and presented on Equity under the caption "Cumulative Translation Adjustments".

(g)	Non-controlling interests

The Group had no non-controlling interests as of March 31, 2022 (December 31, 2021: no non-controlling interests).

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2022 and December 31, 2021 and for the three-month periods ended March 31, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

28	Financial instruments

(a)	Financial instruments by categories

The Group classifies its financial instruments into the categories below:

Financial assets	Fair value Level	March 31, 2022	December 31, 2022

Financial assets at amortized cost
Client funds on deposit		82,036	78,163
Accounts receivable		104,984	108,115
Project advances		4,044	3,935
Deposit/guarantee on lease agreement		3,842	3,043

Financial assets at fair value through profit or loss
Cash and bank accounts	1	12,913	13,383
Mutual fund shares	1	1	1,881
Short term investments	1	135,976	151,866
Investments held in trust account	1	236,867	-
Long-term investments	2	24,374	18,278

Financial liabilities

Financial liabilities at amortized cost
Client funds payable		82,036	78,163
Lease liabilities		8,824	7,864
Suppliers and occupancy costs		4,394	7,372
Carried interest allocation		9,100	11,582
Consideration payable on acquisition		17,959	16,437
Commitment subject to possible redemption		220,425	-

Financial liabilities at fair value through profit or loss
Investment fund participating shares in Patria Brazilian Private Equity General Partner III, Ltd., and Patria Brazil Real Estate Fund II, L.P.	2	621	796
Contingent consideration payable on acquisition	3	26,615	25,775
Derivative financial instruments	3	4,310	-

(b)	Financial instruments measured at fair value

The fair value measurement methodologies are classified according to the following hierarchical levels:

•	Level 1: measurement based on quotations of identical financial instruments, traded in an active market, without any adjustments;

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2022 and December 31, 2021 and for the three-month periods ended March 31, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

•	Level 2: valuation techniques based on observable inputs. This category covers financial instruments that are valued using: (i) quotations of similar financial instruments, traded in an active market; (ii) quotations of identical or similar financial instruments, traded in a fairly inactive market; and (iii) other valuation techniques in which all significant inputs are directly or indirectly observable in market input;

•	Level 3: valuation techniques based on unobservable inputs. This category covers all financial instruments whose valuation techniques are based on inputs not observable in market inputs when such inputs have a significant impact on the measurement of their fair values. This category includes financial instruments that are valued based on quotations of similar financial instruments that, however, require adjustments and assumptions to ensure that their fair values reflect the differences among them.

Refer to table above for fair value measurement methodologies (“Fair value level”) applied to financial assets and financial liabilities measured at fair value.

Transfers

Transfers into and out of fair value hierarchy levels are analyzed at the end of each consolidated financial statement reporting period. A transfer into Level 3 would be deemed to occur where the level of prolonged activity, as evidenced by subscriptions and redemptions, is deemed insufficient to support a Level 2 classification. This, as well as other factors such as a deterioration of liquidity in the underlying investments, would result in a Level 3 classification.

There were no transfers between levels 1, 2 and 3 for fair value measurements as of and for the period ended March 31, 2022 and year ended December 31, 2021.

Specific valuation techniques used to value Level 3 financial instruments include:

Contingent consideration

In connection with the Moneda business combination, the Group is required to make contingent payments, subject to the entities achieving certain revenue and profitability targets. The contingent consideration payments are up to US$ 71 million for the business combination with Moneda. The fair value of the liabilities for the contingent consideration recognized upon acquisition was estimated by discounting to present value the probability weighted contingent payments expected to be made. A probabilistic scenario approach using the pre-determined net income and net revenue metrics within the purchase agreement was used to estimate expected undiscounted contingent consideration payable and a discount rate range between 13.9% to 16.8% was applied to determine the fair value of contingent consideration to be paid December 31, 2023.

The ultimate settlement of contingent consideration could deviate from current estimates based on the actual results of these financial measures. This liability is considered to be a Level 3 financial liability that is re-measured each reporting period. The change in fair value of contingent consideration for these acquisitions is included in other income or expenses in the Group’s condensed consolidated income statement. The Group has considered a 50 basis points change in discount rate to determine the impact to the discounted fair value of contingent consideration payable, which would increase (decrease in discount rate) or decrease (increase in discount rate) the discounted fair value by up to US$ 0.2 million. Since acquisition there has been no change in circumstances or assumptions used to determine contingent consideration payable, the only impact being from discounting between acquisition date and reporting date.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2022 and December 31, 2021 and for the three-month periods ended March 31, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Derivative financial instruments

The Warrants were valued using a Monte Carlo simulation, which is considered to be a Level 3 fair value measurement. The estimated fair value of the warrant liabilities is determined using Level 3 inputs. The Group estimates volatility based on research on comparable companies with the same type of warrants along with the implied volatilities shortly after they start trading. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the Warrants. The expected life of the Warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Group anticipates remaining at zero. The change in fair value of contingent consideration for these acquisitions is included in net financial income or expenses in the Group’s condensed consolidated income statement.

The following table provides quantitative information regarding Level 3 fair value measurement inputs for the Warrants at their measurement date:

	March 14, 2022 (Issue date)	March 31, 2022
USD Exercise Price	$ 11.50	$ 11.50
USD underlying share price	$ 9.82	$ 10.06
Volatility	5.4%	4.6%
Term to Business Combination (years)	6.05	6.00
Risk-free rate	2.13%	2.41%

The following table presents a reconciliation of the liability measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the period ended March 31, 2022:

	Contingent consideration payable	Derivative financial instruments
Fair value of Level 3 financial instruments at December 31, 2021	25,775	-
Additions	-	4,125
Change in fair value	840	185
Fair value of Level 3 financial instruments at March 31, 2022	26,615	4,310

*Changes in fair value include impact from price risk and/or foreign exchange rate risk

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2022 and December 31, 2021 and for the three-month periods ended March 31, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(c)	Financial instruments measured at amortized costs

As of March 31, 2022, and December 31, 2021, the book values of the financial instruments measured at amortized cost correspond approximately to their fair values because the majority are short-term financial assets and liabilities or the impact of the time value of money is not material. Long-term financial liability, commitments subject to possible redemption relate to the value of IPO proceeds held by the SPAC adjusted monthly for accrual of costs allocated to issuance of the SPAC Units.

(d)	Risk management

The Group is exposed to the following risks arising from the use of financial instruments:

(i)	Credit risk

(ii)	Liquidity risk

(iii)	Market risk

i.	Credit risk

Credit risk is the possibility of incurring a financial loss if a client or a counterpart in a financial instrument fails to perform its contractual obligations.

The Group has low exposure to credit risk because its customer base is formed by investors in each investment fund. These investors are required to comply with the capital calls in order to repay related investment fund expenses. If capital calls are not complied with, the participation of that investor is diluted among the remaining investors of the investment fund. In addition, management fees could be settled by the sale of the underlying investments kept by the investment funds. The cash and the short-term investments as of March 31, 2022 is maintained in large banks with high credit ratings. Furthermore, the accounts receivable as of March 31, 2022 and December 31, 2021 are composed mainly of management fees and performance fees of investment funds, and also of advisory fees and reimbursement of expenses to be received from investees of such investment funds.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2022 and December 31, 2021 and for the three-month periods ended March 31, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The amounts receivable and project advances as of March 31, 2022, are expected to be received as demonstrated below:

	Overdue					Due in
	Less than 90 days	91 to 180 days	181 to 270 days	271 to 360 days	Over 360 days	01 to 90 days	91 to 180 days	181 to 270 days	271 to 360 days	Over 360 days	Total
Accounts Receivable (a)	770	960	264	209	163	41,614	13,570	34,977	1,461	10,996	104,984
Project Advances	-	-	-	-	-	1,502	48	1,211	523	760	4,044
Total	770	960	264	209	163	43,116	13,618	36,188	1,984	11,756	109,028

(a)	Non-current balances are related to management fees receivable from fund PBPE Fund IV (Ontario), L.P. on December 31, 2023. Current balances include an amount of US$26.5 million related to performance fees receivable.

ii.	Liquidity Risk

Liquidity risk is the possibility that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial assets which might affect the Group's payment ability, taking into consideration the different currencies and settlement terms of its financial assets and financial liabilities.

The Group performs the financial management of its cash and cash equivalents, keeping them available for paying its obligations and reducing its exposure to liquidity risk.

Expected future payments for financial liabilities as of March 31, 2022, are shown below.

	Expected liabilities to be paid in
	01 to 60 days	61 to 120 days	121 to 180 days	181 to 360 days	Over 360 days	Total
Suppliers and occupancy costs	4,394	-	-	-	-	4,394
Investment funds participating shares	-	-	-	-	621	621
Leases (a)	501	439	439	1,005	7,961	10,345
Carried interest allocation	8,756	-	-	344	-	9,100
Consideration payable on acquisition	-	16,437	705	-	817	17,959
Contingent consideration payable on acquisition (a)	-	-	-	-	33,438	33,438
Commitment subject to possible redemption	-	-	-	-	236,900	236,900
Derivative financial instruments	-	-	-	-	4,310	4,310
Total	13,651	16,876	1,144	1,349	284,047	317,067

(a)	Amounts reflect undiscounted future cash outflows to settle financial liabilities.

iii.	Market risk

Market risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, such as interest rate, foreign exchange rate, and security prices. The Group's policy is to minimize its exposure to market risk.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2022 and December 31, 2021 and for the three-month periods ended March 31, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The marketable securities as of March 31, 2022 and March 31, 2021 consist primarily of mutual fund money markets which reduces the Group’s exposure to market risk and investment funds whose portfolios, dependent on the investment strategy are composed of product lines as discussed under Segment information (note 3). To manage its price risk arising from investment funds, the Group diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Group. Besides, the Group does not hold financial liabilities linked to market prices. Therefore, the Group does not have significant exposure to interest rate risk and is not presenting such sensitivity analysis.

During the three-month period ended March 31, 2022 the Group held derivative warrant financial instruments (none held as of December 31, 2021).

Security price risk:

Long-term investments made by the Group represent investments in investment fund products where fair value is derived from the reported Net Asset Values (“NAV”) for each investment fund, which in turn are based upon the value of the underlying assets held within each of the investment fund products and the anticipated redemption horizon of the investment fund product. Investment fund products expose the Group to market risk and therefore this process is subject to limits consistent with the Group’s risk appetite. To manage its price risk arising from investments in securities, the Group diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Group.

A 5% increase in the price of long-term investments, with other variables held constant, would have increased the profit before tax by US$ 1.2 million. A 5% decrease in the price would have had the equal but opposite effect.

Foreign exchange risk:

Foreign exchange risk results from a possible change in foreign exchange rates that would affect the finance income (or costs and expenses) and the liabilities (or assets) balance of contracts indexed to a foreign currency. The Group measures its foreign exchange exposure by subtracting its non-US dollar currencies liabilities from its respective denominated assets, thus obtaining its net foreign exchange exposure and the amount actually affected by exchange fluctuations.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2022 and December 31, 2021 and for the three-month periods ended March 31, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Sensitivity analysis

The sensitivity analysis was based on financial assets and financial liabilities exposed to currency fluctuations against the US dollar, as demonstrated below:

As of March 31, 2022
	Balance in each exposure currency						Total Balance USD	Exchange Variation impact considering 10% change in the ending of period rates.
	BRL(a)	HKD (b)	CLP (c)	COP (d)	GBP (e)	USD
Cash and cash equivalents	413	8,019	3,767,048	566,908	245	6,544	12,914	637
Short term investments	31,974	-	2,039,076	-	-	126,637	135,976	934
Client funds on deposit	-	-	64,578,648	-	-	-	82,036	8,204
Accounts receivable	24,961	6	6,811,352	114,904	-	91,032	105,038	1,395
Projects Advance	5,528	237	(1,300)	110	32	2,807	4,044	125
Deposit/guarantee on lease agreement	194	264	1,833,238	81,908	730	457	3,842	338
Investments held in trust account	-	-	-	-	-	236,867	236,867	-
Long-term investments	3,305	-	42,281	-	-	23,622	24,374	74
Client funds payable	-	-	64,578,648	-	-	-	82,036	(8,204)
Suppliers and occupancy costs	4,118	185	1,286,637	168,126	118	1,666	4,394	(272)
Derivative warrant liability	-	-	-	-	-	4,310	4,310	-
Commitment subject to possible redemption	-	-	-	-	-	220,425	220,425	-
Carried interest allocation	-	-	-	-	-	9,100	9,100	-
Consideration payable on acquisition	-	-	-	-	-	17,959	17,959	-
Contingent consideration payable on acquisition	-	-	-	-	-	26,615	26,615	-
Net Impact								3,231

(a)	BRL - Brazilian Real, (b) HKD - Hong Kong dollar, (c) CLP - Chilean Peso, (d) COP - Colombian Peso, (e) GBP - Pound Sterling

The exposure shows the balance sheet impact considering a US dollar valuation increase of 10%. This scenario best reflects the Group's expectations based on projections available in the financial market and takes into account the closing rates for each year.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2022 and December 31, 2021 and for the three-month periods ended March 31, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

29	Related parties

(a)	Directors' and Officers' compensation

The amounts of expenses with directors and officers for their roles as executives in the three-month periods ended March 31, 2022 and 2021 included in “Personnel expenses” are shown below:

	Three-month periods ended March 31,
	2022	2021
Directors' and officers' compensation	(1,233)	(620)

Additionally, for the three-month period ended March 31, 2022 the Company has accrued US$ 1.7 million (US$ 2.9 million for the three-month period ended March 31, 2021) as bonuses to directors and officers, which is included in "Personnel expenses".

(b)	Officers' Fund

	March 31, 2022	December 31, 2021
Personnel current liabilities	5,566	1,852
Personnel non-current liabilities	638	3,029

The Officers’ Fund is administered by the Company through a limited liability entity (the "Officers' Fund") registered as an administered fund under the laws of the Cayman Islands.

Group employees were offered the opportunity to purchase quotas (limited number of units in Officers’ Fund available for participants to purchase) in the Officers' Fund based on the discretion of the directors of the Officers' Fund. With the payment of a contribution to the Officers' Fund on the grant date, these employees are entitled to a cash benefit that is calculated by management based on defined financial metrics of the Group (e.g., DE – Distributable Earnings) with certain vesting conditions and financial hurdles. Each grant benefit is subject to graded vesting periods of 2 to 4 years. Upon vesting, the benefits are redeemable yearly at the option of the holder or mandatorily redeemed after two years. Should the employee cease to be eligible for the cash benefit (e.g., as a result of leaving the Group), all unvested benefits are paid based on the amount that was originally contributed to the Officers’ Fund. For the three-month period ended March 31, 2022, the Company has accrued US$ 1.3 million (three-month period ended March 31, 2021: US$ 0.1 million). No further quotas in the Officers’ Fund were granted since the IPO on January 21, 2021.

(c)	Long-term investments

As described in notes 12(b) and 15, PBPE Fund III (Ontario), L.P. and Patria Brazil Real Estate Fund General Partner II, Ltd. have a related party (representing certain of the Group's founding shareholders) holding a participating share that gives it the right to all returns on Patria Brazil Real Estate Fund II, L.P., and PBPE Fund III (Ontario), L.P., these investments are recorded under long-term investments with equivalent liabilities to the holder of the participating share. All contributions to these investment funds are made by the related party; distributions received are returned to the related party.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2022 and December 31, 2021 and for the three-month periods ended March 31, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(d)	Carried interest allocation

Carried interest allocation refers to 35% of the performance fees receivable from PBPE Fund III (Ontario), L.P. which is payable to a related party (representing the Group’s senior managing directors and employees). As of March 31, 2022, there was US$ 9.1 million carried interest allocation payable.

(e)	Share based incentive plan

As described in note 27(d), the Company introduced a share based incentive plan to provide long-term incentives to certain employees, directors, and other eligible participants in exchange for their services.

(f)	Strategic Bonus

As described in note 15(c), the Group accrues for a Strategic Bonus in Chile that employees receive in exchange for long terms of services. The Strategic Bonus current liability balance on March 31, 2022 includes US$ 309 for a key management participant of which US$ 4 was accrued for the three-month period ending March 31, 2022 (US$ nil for the three-month period ending March 31, 2021) and included under personnel expenses.

(g)	Lease commitments

Note 20(a) details lease payments made for various office premises, a portion of which were paid by Moneda to its related party entity that was excluded from the Moneda acquisition. The lease with the related party entity, Moneda III SpA (beneficially owned by Moneda’s former partners), commenced on December 1, 2021 for MAM I and MCB. Commencing February 1, 2022, MAGF entered into a lease contract with Moneda III SpA due to sale of leased office space by former third party lessor to Moneda III SpA.

	March 31, 2022	December 31, 2021
Related party lease - Santiago
Lease liabilities (current)	269	322
Lease liabilities (non-current)	2,322	2,093

	Three-month periods ended March 31,
	2022	2021
Related party lease - Santiago
Principal paid	(85)	-
Depreciation of right-of-use assets	(113)	-
Interest on lease liabilities	(15)	-

(h)	Building improvements

Amounts for building improvements included under property and equipment (note 13) includes US$ 155 for services provided to MAGF by a related party (Constructor EG SpA which is partially owned by a related party of a partner in the Group) for the period ending March 31, 2022.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2022 and December 31, 2021 and for the three-month periods ended March 31, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(i)	Professional services

Amounts for other liabilities (note 17) and administrative expenses (note 23) includes US$ 16 for legal advisory services provided to MAGF by a related party (Barros and Errázuriz Abogados Limitada which is partially owned by a related legal advisory director of the Group) for the period ending March 31, 2022.

30	Events after the reporting period

Acquisitions

On June 9, 2022, the Company announced the agreement to acquire VBI Real Estate Gestão de Carteiras S.A.(“VBI”) to anchor its Brazil real estate platform. The transaction to acquire VBI is structured in two stages. The first stage includes the acquisition of 50% interest of VBI by the Company. The second stage when closed will result in 100% ownership of VBI’s interest by the Company. Consideration to complete the first stage includes cash consideration, plus the addition of the Company’s two existing Brazilian Real Estate Investment Trust vehicles. The first stage concluded on July 1, 2022 subsequent to all terms and conditions per the purchase agreement being satisfied. The acquisition of 50% interest (32.21% by PILTDA and 17.79% by the Company) for US$ 21.9 million in cash is to be paid in two equal installments in 2022 and 2023. In addition there may be an additional payment to be paid between 2024 and 2027, contingent on the growth of VBI’s fee earning assets under management.

Consideration to complete the second stage will include payments to be divided in two or three annual installments (subject to terms and conditions), in a combination of cash consideration and the Company’s Class A common shares (equity portion of consideration capped at 50% of the total value).

Disposals

In August, 2022, the Group concluded the sale of a long-term investment held in Patria Crédito Estruturado Fundo de Investimento em Direitos Creditorios to shareholder Patria Holdings Limited for a value of US$ 5.2 million. The sale was concluded at a value reflecting the fair market value of the investment and thus considered an arm’s length transaction.

Dividends

On, May 5, 2022 the Board of Directors approved dividends of US$ 0.20 per share (US$ 29.7 million) paid in June 2022.

After March 31, 2022 and up until the date of authorization for issuance of the unaudited condensed consolidated interim financial statements, there were no further significant events that occurred after the reporting period for disclosure.

* * *

Luis Gustavo G. Mota

Accountant

Marco Nicola D’Ippolito

Chief Financial Officer

Alexandre T. A. Saigh

Chief Executive Officer